June 22, 2015

Daniel L. Gordon
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	ServiceMaster Global Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-36507

The ServiceMaster Company, LLC
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-14762

Dear Mr. Gordon:

This letter sets forth the responses of ServiceMaster Global Holdings, Inc. and The ServiceMaster Company, LLC (“we” or the “Registrants”) to the comments contained in your letter, dated June 11, 2015, relating to the Form 10-K for the fiscal year ended December 31, 2014, filed by the Registrants on March 2, 2015.  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the response of the Registrants is set forth in plain text immediately following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Property and Equipment, Intangible Assets and Goodwill, page 56

1.             You indicate that the estimated fair value of the Merry Maids goodwill was not significantly in excess of its carrying value at October 1, 2014, and highlight continued decline in customer retention rates. For each reporting unit with a fair value that is not significantly in excess of the carrying value and has goodwill that is at risk for a material impairment charge, tell us and expand your disclosure in future filings to provide the following:

a. Identification of the reporting unit;

b. The percentage by which the estimated fair value exceeded the carrying value of the reporting unit as of the impairment review date;

c. The amount of goodwill allocated to the reporting unit; and

d. A description of the methods and key assumptions used, including how you determined the key assumptions.

In response to the Staff’s comment, the Registrants will expand their disclosures in their Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 for the Merry Maids reporting unit. The Registrants will add the following disclosures (updated, if necessary, to reflect any changes):

1.              To be included in “Notes to the unaudited Condensed Consolidated Financial Statements.”

The Company’s goodwill is assigned to four reporting units: Terminix, American Home Shield, ServiceMaster Clean and Merry Maids. The October 1, 2014 estimated fair values for all reporting units except Merry Maids were significantly in excess of their respective carrying values. The estimated fair value of the Merry Maids reporting unit exceeded its carrying value by 3 percent. As of October 1, 2014, the Company has assigned $54 million of the Company’s goodwill to the Merry Maids reporting unit. Key assumptions in determining the estimated fair value of the Merry Maids reporting unit include the assumed discount rate and expected future cash flows. Any increase in the assumed discount rate, decrease in expected future cash flows or adverse changes in any of the other assumptions used in the impairment test would result in a decline in the estimated fair value of the Merry Maids reporting unit and may result in an impairment. It is possible that such impairment, if required, could be material.

2.              To be included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Review—Franchise Services Group Segment.”

The October 1, 2014 estimated fair value for the Merry Maids reporting unit was not significantly in excess of its carrying value. The estimated fair value of the Merry Maids reporting unit exceeded its carrying value by 3 percent. As of October 1, 2014, the Company has assigned $54 million of the Company’s goodwill to the Merry Maids reporting unit. Key assumptions in determining the estimated fair value of the Merry Maids reporting unit include the assumed discount rate and expected future cash flows. Any increase in the assumed discount rate, decrease in expected future cash flows or adverse changes in any of the other assumptions used in the impairment test would result in a decline in the estimated fair value of the Merry Maids reporting unit and may result in an impairment. It is possible that such impairment, if required, could be material.

In addition, a description of the methods and key assumptions, including how the key assumptions are determined, is outlined on page 56 in “Critical Accounting Policies and Estimates” and page 71 in the “Notes to Consolidated Financial Statements” of the Registrants’ Annual Report on Form 10-K for the year ended December 31, 2014 and is presented below. The Registrants intend to continue to include this disclosure in their future Annual Reports on Form 10-K.

In performing the first step, the Company determines the fair value of a reporting unit for the first step of the goodwill impairment test using a combination of a discounted cash flow (“DCF”) analysis, a market-based comparable approach and a market-based transaction approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, terminal growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based comparable approach and relevant transaction multiples for the market-based transaction approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on estimated growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based comparable and transaction approaches utilize comparable company public trading values, comparable company historical results, research analyst estimates and, where available, values observed in private market transactions.

The Registrants hereby acknowledges that:

1.             They are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

3.             They may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions or require additional information, please do not hesitate to call me at (901) 597-3653.

Sincerely,

/s/ John P. Mullen

John P. Mullen
Vice President, Controller and Chief Accounting Officer

cc:	Mark Rakip
U.S. Securities and Exchange Commission
Alan J. M. Haughie
James T. Lucke
ServiceMaster Global Holdings, Inc.